DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Dennis C. Sullivan dennis.sullivan@dlapiper.com T 650.833.2243 F 650.687.1200

March 28, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attn:    Ms. Peggy A. Fisher and Mr. Tim Buchmiller

Re:
GSI Technology, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed March 12, 2007
File No. 333-139885

Ladies and Gentlemen:

        This letter responds to the letter dated March 16, 2007, setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement") of GSI Technology, Inc. (the "Company"), filed on March 12, 2007. For your convenience, we have repeated the Staff's comment in this letter along with the Company's response. To respond to the Staff's comment, the Company is filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3"). A marked copy of Amendment No. 3 indicating changes from Amendment No. 2 is enclosed and is also being filed electronically with the Commission.

Part II of Registration Statement

1.
Please confirm our assumption that the legality opinion will be dated at or after the time that your amended and restated certificate of incorporation and bylaws are in effect.

  Response: An amended opinion of DLA Piper US LLP has been filed as Exhibit 5.1 to Amendment No. 3 in response to the Staff's comment. This amended opinion is dated March 28, 2007, after the effective date of the Company's amended and restated certificate of incorporation and bylaws.

        We and the Company appreciate the Staff's attention to the review of the Registration Statement and Amendments No. 1, No. 2 and No. 3. Please do not hesitate to contact the undersigned at (650) 833-2243, or Benjamin Griebe of this office at (650) 833-2209, if you have any questions regarding this letter or Amendment No. 3.

Sincerely,

DLA Piper US LLP
By:	/s/ DENNIS C. SULLIVAN Dennis C. Sullivan
cc:
Lee-Lean Shu, GSI Technology, Inc.
Douglas M. Schirle, GSI Technology, Inc.
Michael J. Wolf, The Nasdaq Stock Market